File No. 812-

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

Morgan Stanley Direct Lending Fund, MS Capital Partners Adviser Inc., NH Credit Partners III Holdings L.P., NH Expansion Credit Fund Holdings LP, North Haven Credit Partners II L.P., North Haven Credit Partners III L.P., North Haven Senior Loan Fund (ALMA) Designated Activity Company, North Haven Senior Loan Fund L.P., North Haven Senior Loan Fund Offshore L.P., North Haven Senior Loan Fund Unleveraged Offshore L.P., North Haven Tactical Value Fund (AIV) LP, North Haven Tactical Value Fund LP, North Haven Unleveraged Senior Loan Fund (Yen) L.P., NH Senior Loan Fund Offshore Holdings L.P., NH Senior Loan Fund Onshore Holdings LLC, DLF CA SPV LLC, DLF Equity Holdings LLC, DLF SPV LLC, DLF Financing SPV LLC, SL Investment Corp., SLIC CA SPV LLC, SLIC Equity Holdings LLC, SLIC Financing SPV LLC, T Series Middle Market Loan Fund LLC, T Series CA SPV LLC, T Series Equity Holdings LLC, T Series Financing SPV LLC, North Haven Private Income Fund LLC, PIF CA SPV LLC, NHPIF Equity Holdings SPV LLC, Credit Opportunities (Series M) LP, NH-G 2022 SCSp, North Haven Senior Loan Fund (ALMA) II Designated Activity Company, North Haven Expansion Credit II L.P.

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications,	Copies to:
notices and orders to:

Mustufa Salehbhai, Executive Director Morgan Stanley Legal and Compliance 522 Fifth Avenue, 19th Floor New York, NY 10036 (404) 846-1366	Thomas J. Friedmann Matthew J. Carter Dechert LLP One International Place 100 Oliver St., 40th Floor Boston, MA 02110 (617) 728-7120

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

Morgan Stanley Direct Lending Fund, MS Capital Partners Adviser Inc., NH Credit Partners III Holdings L.P., NH Expansion Credit Fund Holdings LP, North Haven Credit Partners II L.P., North Haven Credit Partners III L.P., North Haven Senior Loan Fund (ALMA) Designated Activity Company, North Haven Senior Loan Fund L.P., North Haven Senior Loan Fund Offshore L.P., North Haven Senior Loan Fund Unleveraged Offshore L.P., North Haven Tactical Value Fund (AIV) LP, North Haven Tactical Value Fund LP, North Haven Unleveraged Senior Loan Fund (Yen) L.P., NH Senior Loan Fund Offshore Holdings L.P., NH Senior Loan Fund Onshore Holdings LLC, DLF CA SPV LLC, DLF Equity Holdings LLC, DLF SPV LLC, DLF Financing SPV LLC, SL Investment Corp., SLIC CA SPV LLC, SLIC Equity Holdings LLC, SLIC Financing SPV LLC, T Series Middle Market Loan Fund LLC, T Series CA SPV LLC, T Series Equity Holdings LLC, T Series Financing SPV LLC, North Haven Private Income Fund LLC, PIF CA SPV LLC, NHPIF Equity Holdings SPV LLC, Credit Opportunities (Series M) LP, NH-G 2022 SCSp, North Haven Senior Loan Fund (ALMA) II Designated Activity Company, North Haven Expansion Credit II L.P.

c/o MS Capital Partners Adviser Inc.
1585 Broadway
New York NY 10036
United States

Application for an Order to Amend a Prior Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940

I.             INTRODUCTION

A.            Requested Relief

The Applicants (as defined below) hereby request an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Morgan Stanley Direct Lending Fund, et. al. (Investment Company Act of 1940, Release No. IC-34016, September 18, 2020) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”), and Rule 17d-1 promulgated under the Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 under the Act.

The Prior Order allows a Regulated Fund (or any Wholly Owned Investment Sub of such Regulated Fund), on the one hand, and one or more other Regulated Funds (or any Wholly Owned Investment Sub of such Regulated Fund) and one or more Affiliated Funds, on the other hand, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act (the “Co-Investment Program”). All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this application (the “Application”) for an amended order that currently intend to rely on the requested Order have been named as Applicants.  Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

B.            Applicants Seeking Relief:

•                  Morgan Stanley Direct Lending Fund (“DLF”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•                  SL Investment Corp. (“SLIC”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act;

•                  T Series Middle Market Loan Fund LLC (“T Series”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act;

•                  North Haven Private Income Fund LLC (“PIF” and, together with DLF, SLIC, and T Series, the “BDCs”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the Act;

•                  MS Capital Partners Adviser Inc. (“MS Adviser”), an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to each of the BDCs and the Existing Affiliated Funds (as defined below and identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the Act (the “Existing Affiliated Funds”), on behalf of itself and its successors;

•                  The Existing Affiliated Funds;

•                  DLF CA SPV LLC, DLF Equity Holdings LLC, DLF SPV LLC and DLF Financing SPV LLC, each a wholly owned subsidiary of DLF (together, the “DLF Subs”);

•                  SLIC CA SPV LLC, SLIC Equity Holdings LLC and SLIC Financing SPV LLC, each a wholly owned subsidiary of SLIC (together, the “SLIC Subs”);

•                  T Series CA SPV LLC, T Series Equity Holdings LLC and T Series Financing SPV LLC, each a wholly owned subsidiary of T Series (together, the “T Series Subs”); and

•                  PIF CA SPV LLC and NHPIF Equity Holdings SPV LLC, each a wholly owned subsidiary of PIF (together, the “PIF Subs,” and together with the BDCs, the DLF Subs, the SLIC Subs, the T Series Subs, the MS Adviser and the Existing Affiliated Funds, the “Applicants”).

C.            Defined Terms

Except as stated herein, defined terms used in this Application have the meanings provided in the application for the Prior Order (the “Prior Application”).

“Existing Regulated Fund” means each of the BDCs, each from and after its election to be regulated as a BDC under the Act.

“Wholly Owned Investment Sub” means each of the DLF Subs, the SLIC Subs, the T Series Subs or the PIF Subs or an entity (i) that is wholly owned by an Existing Regulated Fund or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that either (a) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (b) relies on Rule 3a-7 under the Act .

II.            APPLICANTS

A description of the Applicants is included in Schedule A to this Application.

III.          APPLICANTS’ PROPOSAL

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020, the Commission announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.(1)

In issuing the Temporary Relief, the Commission found that revising the definition of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [Act].”(2)  The Temporary

(1)                                 Order Under Sections 6(c), 17(d), 38(a), and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 Thereunder Granting Exemptions from Specified Provisions of the Investment Company Act and Certain Rules Thereunder, Rel. No. IC-33837 (Apr. 8, 2020).

(2)                                 Id. at 2.

Relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

The Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief and to read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

The Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Order and do not raise new policy concerns.

The Applicants submit that the analysis in Section III, “Order Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief. Accordingly, that prior analysis is not restated herein.

The representations and conditions of the Prior Order, as stated in Section V, “Conditions,” of the Prior Application with the revision to the definition of Follow-On Investments, will remain in effect.(3)

IV.          REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order to expressly authorize certain Affiliated Funds to participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, the Applicants believe that:

•                  With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors.

V.            REPRESENTATIONS AND CONDITIONS

The Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.

VI.          PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

(3)                                 Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

1585 Broadway

New York, New York 10036

Applicants further state that all written or oral communications concerning this Application should be directed to:

Thomas J. Friedmann
Matthew J. Carter
Dechert LLP

One International Place

100 Oliver St., 40th Floor

Boston, MA 02110

(617) 728-7120

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.         REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) and Rule 17d-1 granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: April 25, 2022

MORGAN STANLEY DIRECT LENDING FUND

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

MS CAPITAL PARTNERS ADVISER INC.

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NH CREDIT PARTNERS III HOLDINGS L.P.
By:	MS Credit Partners III GP L.P.
By:	MS Credit Partners III GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NH EXPANSION CREDIT FUND HOLDINGS LP
By:	MS Expansion Credit GP L.P., its general partner
By:	MS Expansion Credit GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NORTH HAVEN CREDIT PARTNERS II L.P.
By:	MS Credit Partners II GP L.P., its general partner
By:	MS Credit Partners II GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NORTH HAVEN CREDIT PARTNERS III L.P.
By:	MS Credit Partners III GP L.P., its general partner
By:	MS Credit Partners GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

[Signature Page to Application]

NORTH HAVEN SENIOR LOAN FUND (ALMA) DESIGNATED ACTIVITY COMPANY
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND L.P.
By:	MS Senior Loan Partners GP L.P., its general partner
By:	MS Senior Loan Partners GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NORTH HAVEN SENIOR LOAN FUND OFFSHORE L.P.
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND UNLEVERAGED OFFSHORE L.P.
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN UNLEVERAGED SENIOR LOAN FUND (YEN) L.P.
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN TACTICAL VALUE FUND LP
By:	MS Tactical Value Fund GP LP, its general partner
By:	MS Tactical Value Fund GP Inc., its general partner

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Executive Director

[Signature Page to Application]

NORTH HAVEN TACTICAL VALUE FUND (AIV) LP
By:	MS Tactical Value Fund GP LP, its general partner
By:	MS Tactical Value Fund GP Inc., its general partner

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Executive Director

NH SENIOR LOAN FUND OFFSHORE HOLDINGS L.P.,
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NH SENIOR LOAN FUND ONSHORE HOLDINGS LLC
By:	North Haven Senior Loan Fund L.P., its sole member
By:	MS Senior Loan Partners GP L.P., its general partner
By:	MS Senior Loan Partners GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer

DLF CA SPV LLC
By:	Morgan Stanley Direct Lending Fund, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

DLF EQUITY HOLDINGS LLC
By:	Morgan Stanley Direct Lending Fund, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

DLF SPV LLC
By:	Morgan Stanley Direct Lending Fund, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

[Signature Page to Application]

DLF FINANCING SPV LLC
By:	Morgan Stanley Direct Lending Fund, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

SL INVESTMENT CORP.

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

SLIC CA SPV LLC
By:	SL Investment Corp., its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

SLIC EQUITY HOLDINGS LLC
By:	SL Investment Corp., its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

SLIC FINANCING SPV LLC
By:	SL Investment Corp., its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

T SERIES MIDDLE MARKET LOAN FUND LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

T SERIES CA SPV LLC
By:	T Series Middle Market Loan Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

[Signature Page to Application]

T SERIES EQUITY HOLDINGS LLC
By:	T Series Middle Market Loan Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

T SERIES FINANCING SPV LLC
By:	T Series Middle Market Loan Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

NORTH HAVEN PRIVATE INCOME FUND LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

PIF CA SPV LLC
By:	North Haven Private Income Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

NHPIF EQUITY HOLDINGS SPV LLC
By:	North Haven Private Income Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

CREDIT OPPORTUNITIES (SERIES M) LP
By:	NHDL-F1 GP LLC, its general partner

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Authorized Signer

NH-G 2022 SCSP
By:	MS Capital Partners Adviser Inc., acting as alternative investment fund manager

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

[Signature Page to Application]

NORTH HAVEN SENIOR LOAN FUND (ALMA) II DESIGNATED ACTIVITY COMPANY
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN EXPANSION CREDIT II L.P.
By:	MS Expansion Credit II GP LP its general partner
By:	MS Expansion Credit II GP Inc. its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

[Signature Page to Application]

Schedule A

A.            DLF

DLF is a Delaware corporation and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

DLF’s investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle market companies backed by financial sponsors. DLF has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of DLF is comprised of six directors, four of whom are Independent Directors of DLF.

B.            SLIC

SLIC is a Delaware corporation and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

SLIC’s investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle-market companies backed by financial sponsors. SLIC has elected to be treated as a RIC under Subchapter M of the Code and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of SLIC is comprised of six directors, four of whom are Independent Directors of SLIC.

C.            T Series

T Series is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

T Series’ investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle-market companies backed by financial sponsors. T Series intends to elect to be treated as a RIC under Subchapter M of the Code and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of T Series is comprised of six directors, four of whom are Independent Directors of T Series.

D.            PIF

PIF is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that has elected to be regulated as a BDC under the Act.

PIF’s investment objective is to achieve attractive risk-adjusted returns via current income and, to a lesser extent, capital appreciation by investing primarily in directly originated senior secured term loans issued by U.S. middle-market companies backed by financial sponsors. PIF intends to elect to be treated as a

RIC under Subchapter M of the Code and intends to comply with the requirements to qualify for the tax treatment applicable to RICs.

The Board of PIF is comprised of six directors, four of whom are Independent Directors of PIF.

E.            The Wholly Owned Investment Subs

Each of the Wholly Owned Investment Subs were formed specifically for the purpose of procuring financing or otherwise holding investments of the applicable BDC. Pursuant to the documents governing each of the Wholly Owned Investment Subs, MS Adviser, as investment adviser to each of the BDCs, oversees the management of the assets of such Wholly Owned Investment Sub.

F.             Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser and investment sub-adviser (if any) is MS Adviser and each of which would be an investment company but for Section 3(c)(7) of the Act or relies on Rule 3a-7 under the Act. The following is a list of the Existing Affiliated Funds:

The Existing Affiliated Funds are a part of the following three credit investment strategies of MS Adviser.  All entities listed below are not registered investment advisers and are fund entities exempt from registration:

1.              Private Credit — each of the following entities within Private Credit is a Delaware limited partnership with the exception of (i) NH Senior Loan Fund Onshore Holdings LLC which is a Delaware limited liability company, (ii) North Haven Senior Loan Fund (ALMA) Designated Activity Company and North Haven Senior Loan Fund (ALMA) II Designated Activity Company which are private companies limited by shared and incorporated in Ireland, and (iii) and NH-G 2022 SCSp which is a Luxembourg private limited liability company:

(a)         NH Credit Partners III Holdings L.P.

(b)         North Haven Credit Partners II L.P.

(c)          North Haven Credit Partners III L.P.

(d)         North Haven Senior Loan Fund (ALMA) Designated Activity Company

(e)          North Haven Senior Loan Fund L.P.

(f)           NH Senior Loan Fund Onshore Holdings LLC

(g)          North Haven Senior Loan Fund (ALMA) II Designated Activity Company

(h)         Credit Opportunities (Series M) LP

(i)             NH-G 2022 SCSp

2.              Each of the following entities within Private Credit is a Cayman Islands exempted limited partnership:

(a)         North Haven Senior Loan Fund Offshore L.P.

(b)         North Haven Senior Loan Fund Unleveraged Offshore L.P.

(c)          North Haven Unleveraged Senior Loan Fund (Yen) L.P.

(d)         NH Senior Loan Fund Offshore Holdings L.P.

3.              Opportunistic Credit and Equity - each of the following entities within Opportunistic Credit and Equity is a Delaware limited partnership:

(a) North Haven Tactical Value Fund (AIV) LP

(b) North Haven Tactical Value Fund LP

4.              Expansion Credit — each of the following entities within Expansion Credit is a Delaware limited partnership:

(a)         NH Expansion Credit Fund Holdings LP

(b)         North Haven Expansion Credit II L.P.

G.            MS Capital Partners Adviser Inc.

MS Adviser, an investment adviser registered with the Commission under the Advisers Act, serves as the investment adviser for various funds, accounts and strategies, including each of the BDCs and each of the Existing Affiliated Funds. MS Adviser is a corporation formed and existing under the laws of the state of Delaware. MS Adviser is a wholly owned subsidiary of Morgan Stanley(4) and provides portfolio management services to each of the BDCs, including investigating, analyzing, structuring and negotiating potential investments, monitoring the performance of portfolio companies and determining when to dispose of such entities’ investments. MS Adviser has approximately $18,054,349,799 in assets under management as of December 31, 2021, which includes 3 credit investment strategies, including each of the BDCs and each of the Existing Affiliated Funds, and other non-credit strategies.  Each of the credit investment strategies has its own investment committee consisting of senior investment professionals. MS Adviser’s investment committee serving each of BDCs consists of ten senior investment professionals of Morgan Stanley.

(4)                                 Morgan Stanley (NYSE:MS) (“Morgan Stanley”) is a global financial services firm whose predecessor companies date back to 1924 and that, through its subsidiaries and affiliates, advises, originates, trades, manages and distributes capital for governments, institutions and individuals. Morgan Stanley is a bank holding company structured as a Delaware corporation that controls the MS Adviser. Morgan Stanley does not currently offer investment advisory services to any person and is not expected to do so in the future. As a result, Morgan Stanley has not been included as an Applicant.

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

The undersigned states that he or she has duly executed the attached Application for an Order to Amend a Prior Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

Dated: April 25, 2022

MORGAN STANLEY DIRECT LENDING FUND

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

MS CAPITAL PARTNERS ADVISER INC.

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NH CREDIT PARTNERS III HOLDINGS L.P.
By:	MS Credit Partners III GP L.P.
By:	MS Credit Partners III GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NH EXPANSION CREDIT FUND HOLDINGS LP
By:	MS Expansion Credit GP L.P., its general partner
By:	MS Expansion Credit GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NORTH HAVEN CREDIT PARTNERS II L.P.
By:	MS Credit Partners II GP L.P., its general partner
By:	MS Credit Partners II GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NORTH HAVEN CREDIT PARTNERS III L.P.
By:	MS Credit Partners III GP L.P., its general partner
By:	MS Credit Partners GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NORTH HAVEN SENIOR LOAN FUND (ALMA) DESIGNATED ACTIVITY COMPANY
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND L.P.
By:	MS Senior Loan Partners GP L.P., its general partner
By:	MS Senior Loan Partners GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

NORTH HAVEN SENIOR LOAN FUND OFFSHORE L.P.
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND UNLEVERAGED OFFSHORE L.P.
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN UNLEVERAGED SENIOR LOAN FUND (YEN) L.P.
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN TACTICAL VALUE FUND LP
By:	MS Tactical Value Fund GP LP, its general partner
By:	MS Tactical Value Fund GP Inc., its general partner

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Executive Director

NORTH HAVEN TACTICAL VALUE FUND (AIV) LP
By:	MS Tactical Value Fund GP LP, its general partner
By:	MS Tactical Value Fund GP Inc., its general partner

By:	/s/ Tia Lowe
Name: Tia Lowe
Title: Executive Director

NH SENIOR LOAN FUND OFFSHORE HOLDINGS L.P.,
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NH SENIOR LOAN FUND ONSHORE HOLDINGS LLC
By:	North Haven Senior Loan Fund L.P., its sole member
By:	MS Senior Loan Partners GP L.P., its general partner
By:	MS Senior Loan Partners GP Inc., its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer

DLF CA SPV LLC
By:	Morgan Stanley Direct Lending Fund, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

DLF EQUITY HOLDINGS LLC
By:	Morgan Stanley Direct Lending Fund, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

DLF SPV LLC
By:	Morgan Stanley Direct Lending Fund, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

DLF FINANCING SPV LLC
By:	Morgan Stanley Direct Lending Fund, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

SL INVESTMENT CORP.

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

SLIC CA SPV LLC
By:	SL Investment Corp., its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

SLIC EQUITY HOLDINGS LLC
By:	SL Investment Corp., its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

SLIC FINANCING SPV LLC
By:	SL Investment Corp., its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

T SERIES MIDDLE MARKET LOAN FUND LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

T SERIES CA SPV LLC
By:	T Series Middle Market Loan Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

T SERIES EQUITY HOLDINGS LLC
By:	T Series Middle Market Loan Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

T SERIES FINANCING SPV LLC
By:	T Series Middle Market Loan Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

NORTH HAVEN PRIVATE INCOME FUND LLC

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

PIF CA SPV LLC
By:	North Haven Private Income Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

NHPIF EQUITY HOLDINGS SPV LLC
By:	North Haven Private Income Fund LLC, its sole member

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Chief Operating Officer and Secretary

CREDIT OPPORTUNITIES (SERIES M) LP
By:	NHDL-F1 GP LLC, its general partner

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Authorized Signer

NH-G 2022 SCSP
By:	MS Capital Partners Adviser Inc., acting as alternative investment fund manager

By:	/s/ Orit Mizrachi
Name: Orit Mizrachi
Title: Vice President

NORTH HAVEN SENIOR LOAN FUND (ALMA) II DESIGNATED ACTIVITY COMPANY
By:	MS Capital Partners Adviser Inc., as its investment adviser

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Vice President

NORTH HAVEN EXPANSION CREDIT II L.P.
By:	MS Expansion Credit II GP LP its general partner
By:	MS Expansion Credit II GP Inc. its general partner

By:	/s/ Debra Abramovitz
Name: Debra Abramovitz
Title: Chief Operating Officer and Executive Director

EXHIBIT B

Authorization for Morgan Stanley Direct Lending Fund, SL Investment Corp., T Series Middle Market Loan Fund LLC and North Haven Private Income Fund LLC

The undersigned, being all of the members of the Boards of Directors (each, a “Board”) of Morgan Stanley Direct Lending Fund (“MS DLF”) and SL Investment Corp. (“SLIC”), each a Delaware corporation, and T Series Middle Market Loan Fund LLC (“T Series”) and North Haven Private Income Fund LLC (“NHPIF”), each a Delaware limited liability company (each, a “Company” and together, the “Companies”), hereby consents to the taking of the following actions and the adoption of the following resolutions without a meeting pursuant to Section 141(f) of the General Corporation Law of the State of Delaware and pursuant to Section 18-302 of the Delaware Limited Liability Company Act and the respective limited liability company agreements of T Series and NHPIF, as applicable, such actions and resolutions to have the same force and effect as though duly taken and adopted at a meeting of each Board duly called and legally held:

RESOLVED, that the officers of MS DLF be, and each of them hereby is, authorized in the name and on behalf of MS DLF to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of SLIC be, and each of them hereby is, authorized in the name and on behalf of SLIC to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of T Series be, and each of them hereby is, authorized in the name and on behalf of T Series to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of NHPIF be, and each of them hereby is, authorized in the name and on behalf of NHPIF to submit and cause to be filed with the SEC an application for an amendment to a prior order of exemptive relief, in substantially the form attached hereto, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and it is further

RESOLVED, that the officers of each Company be, and each of them acting singly hereby is, authorized to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval; and it is further

RESOLVED, that the officers of each Company be, and each hereby is, authorized in the name and on behalf of such Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.